Act 3/16/2004

U.S [barcode] COMMISSION
549

04003093

C

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 There under

SEC FILE NUMBER

8-48279

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HANDELSBANKEN MARKETS SECURITIES, INC.

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 157 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

153 East 53rd Street 37th Floor
(No. and Street)

RECD S.E.C. FEB 27 2004 526

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Manganella

President (Area Code -- Telephone No.)
212-326-5153

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Act 3.18.2004

OATH OR AFFIRMATION

, FRANK MANGANELLA, swear (or affirm) that, to the best of my knowledge and belief the ccompanying financial statements and supporting schedules pertaining to the firm IANDELSBANKEN MARKETS SECURITIES, INC. as of 12/31/2003, are true and correct. I further wear (or affirm) that neither the company nor any partner, proprietor, principal officer or director ıas any proprietary interest in any account classified solely as that of a customer:

FM

Frank Manganella
President

FRANK DiORIO
Notary Public, State of New York
No. 01DI5018829
Qualified in Queens County
ommission Expires Oct. 12, 2005

Frank DiOrio

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Subordinated Borrowings
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(l)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(m)	An Oath or Affirmation
	(n)	A Copy of the SIPC Supplemental Report
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5
	(p)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	4,085,197
Receivable from brokers and dealers		646,917
Due from affiliate		411,800
Receivable from customers		55,271
Furniture and equipment, at cost, less accumulated depreciation of $184,607		102,171
Deferred tax assets		870,001
Income taxes receivable		41,175
Other assets		20,478
Total assets	$	6,233,010

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	154,575
Payable to customers		146,274
Payable to brokers and dealers		55,271
Accounts payable and accrued expenses		1,214,650
		1,570,770
Commitments and contingent liabilities		
Subordinated borrowings		2,000,000
Stockholder's equity:		
Common stock, $0.01 par value, authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		2,599,990
Retained earnings		62,240
Total stockholder's equity		2,662,240
Total liabilities and stockholder's equity	$	6,233,010

See accompanying notes to financial statements.